UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Ann H. Lamont

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

December 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 098003106                                       13D                                                         Page 2 of 27

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

191,518,572 *

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

191,518,572 *

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                  [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

PN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 3 of 27

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

OO-LLC

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 4 of 27

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

CO

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 5 of 27

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 6 of 27

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 7 of 27

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 8 of 27

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572  *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 9 of 27

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 10 of 27

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 11 of 27

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

CUSIP NO. 098003106                                       13D                                                         Page 12 of 27

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

191,518,572 *

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

191,518,572 *

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,518,572 *

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.7%

14.

TYPE OF REPORTING PERSON

IN

* Represents the number of shares of Common Stock that would be beneficially owned upon full conversion of the shares of Series C Preferred Stock, Series E Preferred Stock and Series E-2 Preferred Stock (all assuming conversion as of December 5, 2011), and the exercise of all Common Stock warrants.  See Item 5.

STATEMENT ON SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Amendment is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on July 6, 2011 (the “Original 13D,” and as so amended, restated and/or supplemented, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Original 13D.  This Amendment is being filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall only refer to information that has materially changed since the filing of the Original 13D on July 6, 2011.

ITEM 2.

IDENTITY AND BACKGROUND

The fifth paragraph of subparagraph of Item 2 of the Original 13D is hereby amended and restated in its entirety as follows:

As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with other stockholders of the Issuer owning Series E Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E Preferred Stock”), the Series E-1 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-1 Preferred Stock”) and/or Series E-2 Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series E-2 Preferred Stock”) and that are parties to the Series E Stockholders Agreement (as defined herein) (the “Non-Reporting Persons”).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 655,061,428 which  represents approximately 86.3% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of November 21, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2011, filed on November 21, 2011, plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of December 5, 2011.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person, as the case may be.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed because of equity owned by Oak Investment Partners XII as follows.  Oak Investment Partners XII owns warrants exercisable in the aggregate into 57,142,857 shares of Common Stock of the Issuer, warrants exercisable in the aggregate into 25,714,286 shares of Common Stock of the Issuer, shares of Series C Convertible Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”) convertible in the aggregate into 21,990,000 shares of Common Stock, shares of Series E Preferred Stock convertible in in the aggregate into 60,957,143 shares of Common Stock and shares of Series E-2 Preferred Stock convertible in the aggregate into 25,714,286 shares of Common Stock, all assuming conversion as of December 5, 2011.  Details of the terms of the transactions and securities are discussed in more detail in the following paragraphs.

The remainder of Item 3 of the Original 13D is hereby amended and supplemented by the addition of the following information:

Purchase of Units

On December 5, 2011, Oak Investment Partners XII entered into a Unit Purchase Agreement with the Issuer (the “Series E-2 Purchase Agreement”) in connection with a private placement of securities by the Issuer.  Pursuant to the Series E-2 Purchase Agreement, at the closing of the private placement (the “Closing”), which occurred on December 5, 2011 (the date upon which the Closing occurred being referred to herein as the “Closing Date”), Oak Investment Partners XII purchased 18 units of the Issuer at a per unit price of $100,000, for an aggregate purchase price of $1,800,000.  Each unit (each a “Series E-2 Unit”) was comprised of (a) warrants to purchase 1,428,571.429 shares of Common Stock, with an initial exercise price of $0.07 per share (the “December Common Stock Warrants”), and (b) 100 shares of Series E-2 Preferred Stock, a newly-created series of convertible preferred stock of the Issuer.  Therefore, Oak Investment Partners XII acquired an aggregate of 1,800 shares of Series E-2 Preferred Stock, initially convertible into 25,714,286 shares of Common Stock, assuming conversion as of December 5, 2011, and December Common Stock Warrants to purchase 25,714,286 shares of Common Stock.  The purchase price paid by Oak Investment Partners XII was furnished from the investment capital of Oak Investment Partners XII contributed by its investors. No part of the purchase price was borrowed by Oak Investment Partners XII for the purpose of acquiring such securities.

The terms of the Series E-2 Preferred Stock and the December Common Stock Warrants are described in more detail in Item 4.

Exchange Agreement

On December 5, 2011, Oak Investment Partners XII entered into an Exchange Agreement with the Issuer and the other parties thereto (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, at the Closing,  Oak Investment Partners XII exchanged all 4,000 shares of Series D Preferred Stock it had previously acquired for 4,267 shares of the Issuer’s Series E Preferred Stock, a newly-created series of convertible preferred stock.  None of the Common Stock Warrants that Oak Investment Partners XII purchased on February 2, 2011 were exchanged or otherwise cancelled as part of the transactions consummated under the Exchange Agreement and thus, Oak Investment Partners XII continues to own all of such Common Stock Warrants.  No additional funds were paid by Oak Investment Partners XII  in order to acquire the Series E Preferred Stock; instead, the number of shares of Series E Preferred Stock that Oak Investment Partners XII so acquired was determined based upon the stated value of the 4,000 shares of Series D Preferred Stock, together with rights with respect to accrued dividends thereon.  The 4,267 shares of Series E Preferred Stock received by Oak Investment Partners XII pursuant to the Exchange Agreement are initially convertible into 60,957,143 shares of Common Stock, assuming conversion as of December 5, 2011.

The terms of the Series E Preferred Stock are described in more detail in Item 4.

Amendment of Agreement with respect to Conversion.

As previously reported, the Series C Preferred Stock were issued to Beacon Capital Strategies, Inc. (“Beacon”) in connection with the Asset Purchase Agreement whereby the Issuer purchased substantially all of the assets of Beacon in exchange for, among other things, 10,000 shares of the Issuer’s Series C Preferred Stock.  Upon the dissolution and liquidation of Beacon, Oak Investment Partners XII, as a stockholder of Beacon, received 8,796 shares of Series C Preferred Stock (which includes 2, 639 shares that are held in escrow pursuant to the Asset Purchase Agreement).  On December 5, 2011, and as a condition to the consummation of the transactions contemplated by the Series E-2 Purchase Agreement, the Issuer entered into an Amendment No. 1 to Agreement with respect to Conversion (the “Determination Agreement Amendment”) by and among the Issuer and Oak Investment Partner XII, as assignee of Beacon, which amends the Determination Agreement.  The Determination Agreement, among other things, sets forth the provisions and procedures for determining the contingent number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock and the contingent liquidation preference of the shares of Series C Preferred Stock.  Prior to the Determination Agreement Amendment, such contingent number of shares and contingent liquidation preference were to be determined based on certain performance measures, with the number of such shares ranging from zero shares to a maximum of 100,000,000 shares of Common Stock (subject to increase in the event the conversion price of the Series C Preferred Stock is reduced pursuant to the antidilution provisions thereof).  Pursuant to the Determination Agreement Amendment, among other things, (a) the contingent number of shares will be calculated to be equal to 25,000,000 shares of Common Stock (subject to increase in the event the conversion price of the Series C Preferred Stock is reduced pursuant to the antidilution provisions thereof) as the “Conversion Value” is now defined as $2,500,000, (b) the Issuer will no longer be required to give any level of support to the operations of the business formerly engaged in by Beacon and (c) the Determination Date is deemed to be the Closing Date (i.e., December 5, 2011).  Because the equity capital of the Issuer changed such that the aggregate equity ownership of Oak Investment Partners XII does not exceed 24.99%, on October 24, 2011 the Issuer and Bonds.Com, Inc. withdrew the application with respect to Oak Investment Partners XII’s ownership of the Issuer to FINRA, as contemplated by the FINRA Letter Agreement.  There is no longer any restriction on the conversion of the Series C Preferred Stock directly or indirectly owned by Oak Investment Partners XII.  The 8,769 shares of Series C Preferred Stock held by Oak Investment Partners XII (which includes 2,639 shares that are held in escrow pursuant to the Asset Purchase Agreement) are convertible into 21,990,000 shares of Common Stock (subject to adjustment pursuant to the antidilution provisions thereof).

The terms of the Series C Preferred Stock are described in more detail in Item 4 of the Original 13D.

This Item 3 (and the other Items of this Schedule 13D) does not provide a complete description of the transactions and securities included herein and each such description is qualified in its entirety by reference to the Series E-2 Purchase Agreement, listed as Exhibit 99.2 hereto, the Series E Certificate of Designation, listed as Exhibit 99.3 hereto, the Determination Agreement Amendment, listed as Exhibit 99.7 hereto, the Series C Certificate of Designation listed as Exhibit 99.9 hereto, the Determination Agreement, listed as Exhibit 99.10 hereto, the December Common Stock Warrant, listed as Exhibit 99.4 hereto and the FINRA Letter Agreement, listed as Exhibit 99.12 hereto.

ITEM 4.

PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended and supplemented by the addition of the following information:

The purpose of the acquisition of the Series E Preferred Stock, Series E-2 Preferred Stock and the December Common Stock Warrants is for investment.  Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Series E Preferred Stock, Series E-2 Preferred Stock, Series C Preferred Stock, the Common Stock Warrants, the December Common Stock Warrants or other securities of the Issuer (including Common Stock issued upon conversion or exercise thereof), consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of their Series E-2 Preferred Stock, Series E Preferred Stock, Series C Preferred Stock, Common Stock Warrants or December Common Stock Warrants, Common Stock issuable upon conversion or exercise thereof, or other securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Pursuant to the Series E-2 Purchase Agreement, the Issuer sold, and Oak Investment Partners XII purchased, the number of shares of Series E-2 Preferred Stock and the December Common Stock Warrants all as described in Item 3 above and pursuant to which the Issuer granted certain rights to Oak

Investment Partners XII.  The Series E-2 Preferred Stock and the December Common Stock Warrants contain adjustment provisions pursuant to which, in certain circumstances, Oak Investment Partners XII may be entitled to acquire additional shares of shares of Common Stock in respective of its Series E-2 Preferred Stock and/or December Common Stock Warrants.  In addition, pursuant to the Series E-2 Purchase Agreement, Oak Investment Partners XII agreed to purchase and the Issuer agreed to sell, subject to the satisfaction of certain conditions, an additional 12 Units of Series E-2 Preferred Stock and December Common Stock Warrants (the (“Additional Purchase”) for an aggregate purchase price of $1,200,000.  The Additional Purchase, if any, would take place at a future date upon the satisfaction or waiver of certain closing conditions.   Such closing conditions include, without limitation, the following:

*

The Issuer shall have achieved the revenue and cash burn closing milestone on, as of or before June 30, 2012.  The revenue and cash burn closing milestone will be satisfied if both (a) the Issuer’s gross operating revenue for any month ending after December 5, 2011 and on or prior to June 30, 2012 is at least $800,000, and (b) the Issuer’s operating losses for the same month are less than $200,000.

*

There shall not have occurred any material adverse effect with respect to the Issuer or any of its subsidiaries, taken as a whole.

*

The Issuer’s representations and warranties in the Series E-2 Purchase Agreement shall be true and correct in all respects as of the date when made and as of any closing with respect to the Additional Purchase, except for such failures to be true and correct which in Oak Investment Partners XII’s reasonable judgment, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a material adverse effect.

As a condition to the Closing, the Issuer was obligated to file the Certificate of Designation of the Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock (the “Series E Certificate of Designation”), which provides that the Series E-2 Preferred Stock has antidilution protection and liquidation, conversion, director designation and voting rights in preference to the Common Stock.  Descriptions of such rights, and of rights under the Series E-2 Purchase Agreement, contained herein are qualified in their entirety by reference to the Series E-2 Purchase Agreement listed as Exhibit 99.2 hereto, the Series E Certificate of Designation listed as Exhibit 99.3 hereto and the December Common Stock Warrant listed as Exhibit 99.4 hereto.

Pursuant to the Exchange Agreement, the Issuer issued to Oak Investment Partners XII the number of shares of Series E Preferred Stock described in Item 3 above in exchange for all of the shares of Series D Preferred Stock, and all rights with respect to accrued dividends thereon, held by Oak Investment Partners XII.  The Series E Preferred Stock contain adjustment provisions pursuant to which, in certain circumstances, Oak Investment Partners XII may be entitled to acquire additional shares of Common Stock in respect to its shares of Series E Preferred Stock.  As a condition to the closing of the transactions contemplated by the Exchange Agreement, the Issuer was obligated to file the Series E Certificate of Designation, which provides that the Series E Preferred Stock has antidilution protection and liquidation, conversion, director designation and voting rights in preference to the Common Stock.  Description of such rights, and of rights under the Exchange Agreement, contained herein are qualified in their entirety by reference to the Exchange Agreement listed as Exhibit 99.5 hereto and the Series E Certificate of Designation listed as Exhibit 99.3 hereto.

Oak Investment Partners XII holds the number of shares of Series C Preferred Stock described in Item 3 above as a result of the dissolution and liquidation of Beacon, which had been issued shares of Series C Preferred Stock in connection with the Asset Purchase Agreement.  Pursuant to the Determination Agreement Amendment, the shares of Series C Preferred Stock are convertible into a fixed number of shares of Common Stock, rather than a contingent number of shares of Common Stock to be determined based on certain performance measures.  The Series C Preferred Stock contain adjustment provisions pursuant to which, in certain circumstances, Oak Investment Partners XII may be entitled to acquire additional shares of Common Stock in respect of its shares of Series C Preferred Stock.  The Series C Certificate of Designation provides that the Series C Preferred Stock has antidilution protection and liquidation, conversion and voting rights in preference to the Common Stock.  Description of such rights, and of rights under the Asset Purchase Agreement, the Determination Agreement and the Determination Agreement Amendment, contained herein are qualified in their entirety by reference to the Asset Purchase Agreement listed as Exhibit 99.8 hereto, the Determination Agreement listed as Exhibit 99.10 hereto and the Determination Agreement Amendment listed as Exhibit 99.11 hereto and the Series C Certificate of Designation listed as Exhibit 99.9 hereto.

Series E Preferred Stock and Series E-2 Preferred Stock

Series E Certificate of Designation.  The terms of the Series E Preferred Stock and Series E-2 Preferred Stock are set forth in the Series E Certificate of Designation, which was filed with the Secretary of State of the State of Delaware on December 5, 2011 and is listed as Exhibit 99.3 hereto.

Conversion of Series E Preferred Stock and Series E-2 Preferred Stock.  Pursuant to the Series E Certificate of Designation, each share of Series E Preferred Stock and Series E-2 Preferred Stock, and all respective Accruing Dividends (as defined below) thereon that remain unpaid at the time of conversion, shall be convertible at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value ($1,000 subject to appropriate adjustments) applicable to such shares of Series E Preferred Stock or Series E-2 Preferred Stock and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion (such quotient is referred to as a “Conversion Rate”).  The “Optional Conversion Price” shall initially be $0.07.  If the Issuer issues shares of Common Stock (or is deemed to issue shares of Common Stock) during the 18-month period following the date of the Series E-2 Purchase Agreement for a per share price less than the conversion price then in effect for the Series E Preferred Stock and Series E-2 Preferred Stock the conversion price of the Series E Preferred Stock and Series E-2 Preferred Stock will be reduced by a customary “weighted average” antidilution formula (subject to certain exceptions).  The Series E Preferred Stock and Series E-2 Preferred Stock is mandatorily convertible into shares of Common Stock if and when shares of Common Stock of the Issuer (a) are listed on a national securities exchange, (b) trade with a closing price of at least $1.00 (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) for a period of 180 consecutive trading days on average trading volume of not less than 250,000 (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) shares per day over the subject 180- trading day period and (c) have an aggregate market value of at least $100,000,000 as of the last day of such 180-trading day period.

Dividends.  The holders of shares of Series E Preferred Stock and Series E-2 Preferred Stock are entitled to receive dividends at the rate per annum of 8%, compounded annually, on each share of Series E Preferred Stock and Series E-2 Preferred Stock (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) (“Accruing Dividends” or “Accrued Dividends”).  The dividends shall accrue from day to day, whether or not earned or declared, and shall be cumulative.  Dividends shall be payable only when, as, and if declared by the board of directors of the Issuer, in connection with the conversion thereof (in which case payment shall be in-kind) or as part of the liquidation or change of control preference summarized below; provided however, that the holders of at least 66.6% of the Series E-2 Preferred Stock, Series E-1 Preferred Stock and Series E Preferred Stock then outstanding have the right to elect to cause the Issuer not to declare accrued dividends payable on the Series E-2 Preferred Stock, Series E-1 Preferred Stock and Series E Preferred Stock if the Board otherwise intended to make such declaration. Except in the circumstances where the foregoing election has been made, no dividend or other distribution shall be paid, declared or set aside for payment on any share of Common Stock or any series of preferred stock expressly made junior to the Series E Preferred Stock and Series E-2 Preferred Stock unless all dividends with respect to each outstanding share of the Series E Preferred Stock and Series E-2 Preferred Stock have been or are simultaneously declared and paid in cash.

Liquidation Preference.  Pursuant to the Series E Certificate of Designation, each holder of the Series E Preferred Stock and Series E-2 Preferred Stock (and each holder of shares of the Issuer’s Series E-1 Preferred Stock, which, as of the date hereof, are not owned by Oak Investment Partners XII) shall be entitled to a preferential payment (prior to any payment to holders of Series C Preferred Stock, Series A Preferred Stock or Common Stock) upon a liquidation or change of control, which payment shall be equal to (a) $2,000 per share plus all accrued but unpaid dividends, plus (b) the amount that would have been received by such holder had such holder optionally converted its shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock into Common Stock prior to the liquidation or change of control; provided, however, if the aggregate amount that the holders of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock are entitled to receive upon a liquidation or change of control, plus all accrued but unpaid dividends, equals or exceeds $5,000 per share (such $5,000 per share, the “Maximum Participation Amount”), then each holder of shares of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock shall be entitled to a preferential payment (prior to any payment to holders of Series C Preferred Stock, Series A Preferred Stock or Common Stock) upon a liquidation or change of control, which payment shall be equal to the greater of (a) the Maximum Participation Amount, and (b) $1,000 per share, plus all accrued but unpaid dividends, and plus the amount that would have been received by such holder had it optionally converted its shares of Series E Preferred, Series E-1 Preferred or Series E-2 Preferred into Common Stock prior to the liquidation or change of control.  Holders of shares of Series E-2 Preferred shall be entitled to a preferential payment (prior to any payment to holders of Series E Preferred, Series E-1 Preferred, Series C Preferred, Series A Preferred or Common Stock) upon a liquidation or change of control where the assets available for distribution among the holders of the Issuer’s capital stock are less than the sum of the total invested capital by holders of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock at the time of such liquidation or change of control event, which payment shall be made pro-rata based on the number of shares held by each such holder up to the sum of $1,000 per share plus all accrued but unpaid dividends.

Voting Rights.  Each holder of outstanding shares of Series E Preferred Stock and Series E-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series E Preferred Stock and Series E-2 Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Series E Preferred Stock and Series E-2 Preferred Stock shall vote together with the holders of Common Stock, and with holders of any other series of Preferred Stock the terms of which so provide, as a single class.  The holders of Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2  Preferred Stock have the right to approve (by a vote of at least 66.6% of the Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2  Preferred Stock voting together as a single class) certain actions, including the creation or issuance of any class of preferred stock on par or senior to the Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2  Preferred Stock.  In addition, the holders of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2  Preferred Stock have the right to approve (by a vote of at least 66.6% of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2  Preferred Stock voting together as a single class, on an-as converted basis) certain corporate actions, including without limitation certain changes of control and the incurrence of indebtedness for borrowed money unless the Issuer would have, after giving effect to such incurrence, an EBITDA-to-interest ratio of at least 2:1.

Series E Stockholders Agreement.  In connection with and as a condition to the transactions contemplated by the Series E-2 Purchase Agreement and the Exchange Agreement, on December 5, 2011, the Issuer, Oak Investment Partners XII, GFI, UBS, Bonds MX, Jones, Daher Bonds Investment Company (“DBIC”), Mida Holdings (“Mida”) and each other holder of the securities acquired pursuant to the Exchange Agreement or the Series E-2 Purchase Agreement entered into a Series E Stockholders’ Agreement setting forth certain agreements among and between the Issuer and such stockholders (the “Series E Stockholders Agreement”).  The Series E Stockholders Agreement superseded and replaced in its entirety the Series D Stockholders Agreement, dated as of February 2, 2011, by and among the Issuer, Oak Investment Partners XII, GFI, UBS, Bonds MX and Jones, as amended.

Pursuant to the Series E Stockholders Agreement, in the event that any of DBIC, Mida, Oak, GFI, UBS, Bonds MX, Jones, Jefferies, or the other purchasers of Series E Preferred Stock and/or Series E-2 Preferred Stock (collectively, the “Series E Stockholders”) seeks to sell his or its shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock or warrants to purchase shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, each other Series E Stockholder shall have the right to sell a pro rata portion of its similar securities along with the selling Series E Stockholder.  Alternatively, the Issuer, at its option, may redeem the applicable securities from the other Series E Stockholders and the selling Series E Stockholder would be permitted to sell his or its shares free of such obligation.  The foregoing obligations do not apply to transfers pursuant to Rule 144, transfers to certain permitted transferees, bona fide pledges and pledges outstanding as of the date of the Series E-2 Stockholders’ Agreement.  Such obligations also do not apply to sales of less than 10% of the securities held by the selling Series E Stockholder.

The Series E Stockholders Agreement requires the Issuer to offer the Series E Stockholders the right to participate on a pro rata basis (based on its fully diluted shares of preferred stock relative to the total number of fully diluted shares of the Issuer) in future issuances of equity securities by the Issuer.  The foregoing right does not apply to issuance of equity securities (a) in connection with any acquisition of assets of another person, whether by purchase of stock, merger, consolidation, purchase of all or substantially all of the assets of such person or otherwise approved by the Issuer’s Board of Directors and the requisite holders of the Series E Preferred Stock and Series E-2 Preferred Stock to the extent required under the Series E Certificate of Designation, (b) Exempted Securities (as such term is defined in the Series E Certificate of Designation), (c) in an underwritten public offering with gross proceeds of at least $50,000,000 and market capitalization of at least $175,000,000, and (d) approved by holders of a majority of the shares of Series E Preferred Stock and Series E-2 Preferred Stock, voting as a separate class.  The Issuer may elect to consummate the issuance of equity securities and subsequently provide the Series E Stockholders their right to participate.  The foregoing right to participate under the Series E Stockholders Agreement shall terminate on such date as of which less than 25% of the shares of Series E Preferred Stock and Series E-2 Preferred Stock collectively remain outstanding.

Pursuant to the Series E Stockholders Agreement, for so long as the Series E Stockholders collectively own at least 25% of the shares of Series E Preferred Stock and/or Series E-2 Preferred Stock issued pursuant to the Exchange Agreement or Unit Purchase Agreement or 25% of the shares of Common Stock issued upon the conversion thereof, (a) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Issuer’s Board of Directors and (b) each Series E Stockholder is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, one person designated in writing collectively by the Series E Stockholders (the “Series E Designee”).  Subject to the following sentence, the consent of each of the Series E Stockholders holding at least 8% of the outstanding shares of Series E Preferred Stock or Series E-2 Preferred Stock as of the date of the Series E Stockholders Agreement shall be required in respect of the designation of the Series E Designee.  Notwithstanding the foregoing, for so long as Oak Investment Partners XII continues to own at least 25% of the shares of Series E Preferred Stock acquired by it pursuant to the Exchange Agreement or 25% of the Common Stock issued upon the conversion thereof, the Series E Designee shall be designated by Oak Investment Partners XII in its sole discretion.  Subject to applicable law and the rules and regulations of the Securities and Exchange Commission and any securities exchange or quotation system on which the Issuer’s securities are listed or quoted, the Series E Designee shall have a right to be a member of each principal committee of the Board of Directors.

Pursuant to the Series E Stockholders Agreement, for so long as Oak Investment Partners XII continues to own at least 25% of the shares of Series E Preferred Stock or Series E-2 Preferred Stock acquired by it pursuant to the Exchange Agreement or Series E-2 Purchase Agreement, respectively, or 25% of the Common Stock issued upon the conversion thereof, (a) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Issuer’s Board of Directors and (b) each Series E Stockholder is required to vote all shares of voting capital stock of the

Issuer owned by it, so as to elect, and not to vote to remove, one person designated by Oak Investment Partners XII (the “Oak Designee”), which Oak Designee shall, for the avoidance of doubt, be in addition to Oak Investment Partners XII’s rights in respect of the Series E Designee.

Pursuant to the Series E Stockholders Agreement, for so long as DBIC continues to own at least 25% of the shares of Series E-2 Preferred Stock acquired by it pursuant to the Series E-2 Purchase Agreement or 25% of the Common Stock issued upon the conversion thereof, (a) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Issuer’s Board of Directors and (b) each Series E Stockholder is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, one person designated by DBIC.

Pursuant to the Series E Stockholders Agreement, for so long as GFI continues to own at least 25% of the shares of Series E Preferred Stock or Series E-2 Preferred Stock acquired by it pursuant to the Exchange Agreement or the Series E-2 Purchase Agreement, respectively, or 25% of the Common Stock issued upon the conversion thereof, (a) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Issuer’s Board of Directors and (b) each Series E Stockholder is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, one person designated by GFI.

So long as any Series E Stockholder holding at least 8% of the outstanding shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock as of the date of the Series E Stockholders Agreement owns at least 25% of the shares of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, respectively, acquired by it pursuant to the Exchange Agreement or Series E-2 Purchase Agreement, such Series E Stockholder shall have the right to appoint one non-voting representative to attend each meeting of the Board of Directors and each committee thereof (an “Investor Observer”).  Each Investor Observer will be entitled to receive copies of all notices, minutes, consents and other materials and information that the Issuer provides to the Board of Directors; provided that (x) the Investor Observer shall execute a confidentiality agreement in a form reasonably acceptable to the Issuer and the investor designating such Investor Observer, and (y) the Issuer may require such Investor Observer to be recused from any meeting and may redact such materials on advice of counsel in connection with matters involving the attorney-client privilege or conflicts of interest.

If any Applicable Action is required to be approved pursuant to Section 4(e) of the Series E Certificate of Designation and is approved pursuant to Section 4(e) of the Series E Certificate of Designation, then Oak Investment Partners XII and any other Series E Stockholder who owns, beneficially or of record, shares of Series C Preferred Stock shall (a) provide an affirmative vote or written consent (with respect to all shares of Series C Preferred Stock held of record or beneficially by them or over which they exercise voting control) for such Applicable Action pursuant to Section 4(d) of the Series C Certificate of Designation, or (b) in lieu of the affirmative vote or written consent contemplated by the foregoing clause (a), provide an affirmative vote or written consent (with respect to all shares of Series C Preferred Stock held of record or beneficially by them or over which they exercise voting control) to waive the provisions of Section 4(d) of the Series C Certificate of Designation (pursuant to Section 11 of the Series C Certificate of Designation) with respect to such Applicable Action.  As used herein, the term “Applicable Action” means any action with respect to which the Issuer is required to obtain the affirmative vote or written consent of any holders Series C Preferred Stock pursuant to Section 4(d) of the Series C Certificate of Designation (whether together as a single class with the holders of Series D Preferred Stock and Series D-1 Preferred Stock or acting on their own due to the Series D Preferred Stock and Series D-1 Preferred Stock not being entitled to participate in such affirmative vote or written consent for any reason).

Additionally, if, after the date of the Series E Stockholders Agreement, any person acquires shares of Series A Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, the Issuer shall use its reasonable best efforts to have such stockholder become a party to the Series E Stockholders Agreement.  Additionally, the Issuer is prohibited from issuing any shares of Series E Preferred Stock, Series E-1 Preferred Stock or SeriesE-2 Preferred Stock without the prior consent of the Series E Stockholders and unless such purchaser becomes a party to the Series E Stockholders Agreement.

The Series E Stockholders Agreement is listed as Exhibit 99.7 hereto.

Second Amended and Restated Registration Rights Agreement.  In connection with and as a condition to the transactions contemplated by the Series E-2 Purchase Agreement and the Exchange Agreement, on December 5, 2011, the Issuer entered into a Second Amended and Restated Registration Rights Agreement with Oak Investment Partners XII, DBIC, Mida, Oak, UBS, Bonds MX, Jefferies and each other holder of the securities acquired pursuant to the Exchange Agreement or the Series E-2 Unit Purchase Agreement (the “Second Amended and Restated Registration Rights Agreement”).  The Second Amended and Restated Registration Rights Agreement amended, restated and replaced the Amended Registration Rights Agreement, dated as of February 2, 2011, by and among the parties thereto.  Under the terms of the Second Amended and Restated Registration Rights Agreement, if at any time after the earlier of (a) one (1) year after the date of such agreement or (b) one hundred eighty (180) days after the date the Issuer’s shares of Common Stock is listed on a national securities exchange, the Issuer receives a written request from holders of 66.6% of the Series E Preferred Stock, Series E-1 Preferred Stock and the Series E-2 Preferred Stock (such holders, the “Initiating Investors”) to file with the Securities and Exchange Commission a registration statement with respect to at least ten percent (10%) of such Common Stock then outstanding, then the Issuer is obligated within ten (10) days after the date of receipt by the Issuer of such written request, to give notice thereof to all of the other holders of Series E Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock (such holders, the “Other Investors”).  As soon as practicable thereafter (and in any event within sixty (60) days after the date of receipt by the Issuer of such written request), the Issuer shall file such registration statement with the Securities and Exchange Commission covering all Common Stock that are requested to be registered by the Initiating Investors and any additional Common Stock as specified by notice given to the Issuer by any Other Investors within twenty (20) days of the date the Other Investors received notice from the Issuer.

The Second Amended and Restated Registration Rights Agreement also provides Oak Investment Partners XII and each other holder of the securities acquired pursuant to the Exchange Agreement or the Series E-2 Purchase Agreement “piggy back” registration rights with respect to certain registration statements filed by the Issuer for its own sale of shares of Common Stock or resales of shares of Common Stock by other stockholders, and also contains other customary undertakings and restrictions with respect to the Issuer.

The Second Amended and Restated Registration Rights Agreement is listed as Exhibit 99.6 hereto.

December Common Stock Warrants

The December Common Stock Warrants have an initial exercise price of $0.07 per share and include provisions (a) permitting the holder to exercise such December Common Stock Warrant through cashless “net exercise election,” and (b) providing that, for a period of 18 months following the date of the Series E-2 Purchase Agreement, if the Issuer issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a price per share less than $0.07, then the exercise price of the December Common Stock Warrants will be reduced by a customary “weighted-average” anti-dilution formula (subject to certain exempted issuances).  The December Common Stock Warrants are exercisable until December 5, 2016.  The terms of the December Common Stock Warrant are set forth in the December Common Stock Warrant listed as Exhibit 99.4  hereto.

Series C Preferred Stock

As previously reported, in consideration for the purchase of the Beacon assets pursuant to the

Asset Purchase Agreement, the Issuer, among other things, (a) issued to Beacon 10,000 shares of a Series C Preferred Stock and (b) assumed certain limited liabilities of Beacon.  Upon the liquidation and dissolution of Beacon, Oak Investment Partners XII (as a stockholder of Beacon) received 8,796 shares of Series C Preferred Stock from Beacon (which includes 2,639 shares that are held in escrow pursuant to the Asset Purchase Agreement).  The terms of the Series C Preferred Stock remain as previously reported and are set forth in the Series C Certificate of Designation, which was filed with the Secretary of State of the State of Delaware on February 2, 2011 and is listed as Exhibit 99.9 hereto.  Pursuant to the Determination Agreement Amendment, for purposes of the Series C Certificate of Designation “Conversion Value” is defined as $2,500,000 and “Determination Date” is defined as December 5, 2011.  The application to FINRA for an indirect change of control of the Issuer related to Oak’s ownership was withdrawn on October 24, 2011, and the restrictions in the FINRA Letter Agreement, dated as of February 2011 between the Issuer and Oak, on the convertibility of the Series C Convertible Preferred Stock held by Oak ceased to apply.  Therefore, there are no remaining restrictions on the convertibility of the Series C Preferred Stock.

The foregoing summary of the Series E-2 Purchase Agreement, the Series E Certificate of Designation, the December Common Stock Warrant, the Exchange Agreement, the Second Amended and Restated Registration Rights Agreement, the Series E Stockholders Agreement, the Asset Purchase Agreement, the Series C Certificate of Designation, the Determination Agreement Amendment, the FINRA Letter Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Series E-2 Purchase Agreement, the Series E Certificate of Designation, the December Common Stock Warrant, the Exchange Agreement, the Second Amended and Restated Registration Rights Agreement, the Series E Stockholders Agreement, the Asset Purchase Agreement, the Series C Certificate of Designation, the Determination Agreement Amendment and the FINRA Letter Agreement, listed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.11 and 9.12 hereto, respectively, and incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) and (b)  As a result of the transactions contemplated by the Series E-2 Purchase Agreement and the Exchange Agreement and the amendments to the Determination Agreement in the Determination Agreement Amendment, Oak Investment Partners XII beneficially owns 191,518,572 shares of Common Stock, which represents 64.7% of the outstanding Common Stock.  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 104,354,190 shares of Common Stock outstanding as of November 21, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended September 30, 2011 filed on November 21, 2011, plus 25,714,286 shares of Common Stock issuable upon conversion of 1,800 shares of Series E-2 Preferred Stock, 60,957,143 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock, 21,990,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants and 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants, all assuming conversion as of December 5, 2011.

As a result of certain of the matters described in Item 4 above, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission with the Non-Reporting Persons.  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Persons, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Persons, based on available information, is approximately 655,061,428 which represents approximately 86.3% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of November 21, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended September 30, 2011 filed on November 21, 2011, plus shares of Common Stock issuable upon conversion of Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock, Series E-2 Preferred Stock and exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Persons, all based on available information and assuming conversion as of December 5, 2011.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames are the managing members of Oak Investment Partners XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of Common Stock held by such entities.

Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include 25,714,286 shares of Common Stock issuable upon conversion of 1,800 shares of Series E-2 Preferred Stock presently held  by Oak Investment Partners XII, 60,957,143 shares of Common Stock issuable upon conversion of 4,267 shares of Series E Preferred Stock presently held  by Oak Investment Partners XII, 21,990,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock presently held  by Oak Investment Partners XII, 57,142,857 shares of Common Stock issuable upon the exercise of the Common Stock Warrants presently held  by Oak Investment Partners XII and 25,714,286 shares of Common Stock issuable upon exercise of the December Common Stock Warrants presently held  by Oak Investment Partners XII, all assuming conversion as of December 5, 2011

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 99.1 to the Reporting Persons’ Original 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 99.1.  Additionally, the Reporting Persons have executed a Power of Attorney in connection with the filing of the Original 13D and any amendment or amendments hereto, which agreement was filed as Exhibit 24 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on July 6, 2011 and is hereby deemed attached hereto as Exhibit 24.

Oak Investment Partners XII and the Issuer are parties to that certain Unit Purchase Agreement, dated December 5, 2011 (the “Series E-2 Purchase Agreement”), pursuant to which Oak Investment Partners XII purchased shares of Series E-2 Preferred Stock and December Common Stock Warrants of the Issuer.  The information contained in Items 3 and 4 of this Statement relating to the Series E-2 Purchase Agreement is incorporated herein by reference.  The Series E-2 Purchase Agreement was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.2 and incorporated herein by reference.

Oak Investment Partners XII and the Issuer are parties to that certain Exchange Agreement, dated December 5, 2011 (the “Exchange Agreement”), pursuant to which Oak Investment Partners XII exchanged its shares of Series D Preferred Stock for shares of the Issuer’s newly-created Series E Preferred Stock.  The information contained in Items 3 and 4 of this Statement relating to the Exchange Agreement is incorporated herein by reference.  The Exchange Agreement was filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.5 and incorporated herein by reference.

On December 5, 2011 the Issuer filed a Certificate of Designation (the “Series E Certificate of Designation”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series E Preferred Stock and the Series E-2 Preferred Stock.  The information contained in Items 3 and 4 of this Statement relating to the Series E Certificate of Designation is incorporated herein by reference.  The Series E Certificate of Designation was filed as Exhibit 3.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.3 and incorporated herein by reference.

On December 5, 2011, the Issuer issued to Oak Investment Partners XII a Common Stock Warrant (the “December Common Stock Warrant”).  The information contained in Items 3 and 4 of this Statement relating to the December Common Stock Warrant is incorporated herein by reference.  The form of December Common Stock Warrant was filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.4 and incorporated herein by reference.

Oak Investment Partners XII, the Issuer and certain other stockholders of the Issuer are parties to that certain Second Amended and Restated Registration Rights Agreement, dated December 5, 2011 (the “Second Amended and Restated Registration Rights Agreement”), which contains certain terms and conditions applicable to the registration of the Common Stock into which the Series E Preferred Stock and Series E-2 Preferred Stock is convertible.  The information contained in Item 4 of this Statement relating to the Second Amended and Restated Registration Rights Agreement is incorporated herein by reference.  The Second Amended and Restated Registration Rights Agreement was filed as Exhibit 10.5 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.6 and incorporated herein by reference.

Oak Investment Partners XII and the certain other stockholders are parties to that certain Series E Stockholders Agreement, dated December 5, 2011 (the “Series E Stockholders Agreement”), which contains certain agreements among Oak Investment Partners XII and the certain other stockholders.  The information contained in Items 3 and 4 of this Statement relating to the Series E Stockholders Agreement is incorporated herein by reference.  The Series E Stockholders Agreement was filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.7 and incorporated herein by reference.

Oak Investment Partners XII, as successor to Beacon, and the Issuer are parties to that certain Amendment No. 1 to Agreement with respect to Conversion (the “Determination Agreement Amendment”), which amends the Determination Agreement.  The information contained in Items 3 and 4 of this Statement relating to the Determination Agreement Amendment is incorporated herein by reference.  The Determination Agreement Amendment was filed as Exhibit 10.6 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2011 and is hereby deemed attached hereto as Exhibit 99.11 and incorporated herein by reference.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated herein by reference to filings by parties other than Oak Investment Partners XII are identified in the footnotes to this table.

EXHIBITS

Exhibit 24

Power of Attorney, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit No. 24 (SEC File No. 005-8545).

Exhibit 99.1

Agreement of Reporting Persons, dated July 6, 2011, among the Reporting Persons, incorporated herein by reference to Schedule 13D filed on July 5, 2011 by the Reporting Persons as original Exhibit 99.1 (SEC File No. 005-8545).

Exhibit 99.2

Unit Purchase Agreement, dated as of December 5, 2011, by and between Oak Investment Partners XII, GFINet Inc. and the Issuer, incorporated herein by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.3

Series E Certificate of Designation of the Issuer dated December 5, 2011, incorporated herein by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.4

Form of Common Stock Warrant, incorporated herein by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.2 (SEC File No. 000-51076)

Exhibit 99.5

Exchange Agreement, dated as of December 5, 2011, by and among the Issuer, Oak Investment Partners XII, Limited Partnership, GFINet Inc., UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto, incorporated herein by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.6

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.7

Series E Stockholders Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Exhibit 99.8

Asset Purchase Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.7 (SEC File No. 000-51076)

Exhibit 99.9

Certificate of Designation of Series C Convertible Stock, incorporated herein by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-51076)

Exhibit 99.10

Agreement With Respect to Conversion, dated as of February 2, 2011, by and among the Issuer and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.11

Amendment No. 1 to Agreement With Respect to Conversion, dated as of December 5, 2011, by and among the Issuer. and Oak Investment Partners XII, incorporated herein by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.6 (SEC File No. 000-51076)

Exhibit 99.12

FINRA Letter Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report of Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9,  2011

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals